

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

April 16, 2009

Michael R. Burwell
Redwood Mortgage Investors IX, LLC
900 Veterans Blvd., Ste. 500
Redwood City, CA 94063

> **Re: Redwood Mortgage Investors IX, LLC**
> **Amendment No. 2 to Form S-11**
> **File No. 333-155428**
> **Filed March 17, 2009**

Dear Mr. Burwell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unit Redemption Program, page 16

1.   We note your response to comment 5 of our letter dated February 20, 2009 that unfulfilled redemption request carried over from a prior quarter do not receive priority over redemption requests received in a current quarter. If no priority is established for carryover requests, it is not clear why a member would maintain a redemption request since the percentage discount that applies when payments begin would continue to apply until the final payment is made. Please revise to clarify if a member can withdraw the carryover request in order to reset the discount that applies.

Prior Performance Summary, page 57

Publicly Offered Mortgage Programs, page 57

2.   We note your response to 18 and disagree. We continue to note that the yield
        information is in the prior performance tables located in your appendix.
        Additionally, it would appear that in order to place the yield figures into context, a
        discussion of the calculations would have to be provided. We reissue the prior
        comment, please remove the noted disclosure or explain how its inclusion is
        needed to not make your other disclosure misleading.

Liquidity Events, page 61

3.   We note the revised additional disclosure here that your prior programs provide
        liquidity to investors by allowing them to redeem their investments. If Redwood
        Mortgage Investors VIII has been unable to fulfill all redemption requests, please
        disclose the amount that remains unfulfilled and outstanding.

Financial Statements of Redwood Mortgage Investors IX, LLC

General

4.   In an amended filing, please provide an audited balance sheet and related
        footnotes for Redwood Mortgage Investors IX, LLC as of December 31, 2008.
        Reference is made to Rule 3-01(a) of Regulation S-X.

Financial Statements of Redwood Mortgage Corp.

General

5.   In an amended filing, please provide an updated unaudited interim financial
        statement with related footnotes for Redwood Mortgage Corp. which is less than
        134 days old.

Financial Statements of Gymno Corporation

General

6.   Please provide an audited financial statement and related footnotes for Gymno
        Corporation as of December 31, 2008.

                                    * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Howard Efron at (202) 551-3439 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Stephen J. Shrader, Esq.
        Fax: (415) 576-3099